
10036077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John O'Connell 314-236-2253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 12 2010
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John O'Connell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements, revised as described in Note G, present fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note J to the financial statements, the Company is involved in various litigation alleging breach of fiduciary responsibilities and contractual obligations and claiming punitive damages and monies to fulfill contractual obligations. The Company has filed counteractions and/or is involved in preliminary hearings and discovery proceedings on all actions that are in progress. The ultimate outcome of these lawsuits cannot presently be determined. Accordingly, no provision for any liability that may result has been made in the accompanying financial statements. Nevertheless, due to uncertainties with these lawsuits, it is at least reasonably possible that management's view of the outcome will change in the near term.

As discussed in Note O to the financial statements, management has developed a plan to address the recurring net losses and negative cash flows in recent years. Though industry trends and market factors cannot be predicted, management is of the opinion that their plan of action will adequately address significant factors that will positively influence financial results of operations in the near future.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedule I (as revised) and schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

February 24, 2010, except for Note G, as to
which the date is March 8, 2010

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 145,395
Deposits with clearing organizations	342,192
Receivables from clearing organization	570,203
Employee and other receivables	108,059
Securities owned:	
Marketable, at fair value	144,407
Property and equipment, net of accumulated depreciation and amortization of $769,586	53,121
Deferred income taxes	407,734
Other assets	33,479
TOTAL ASSETS	**$ 1,804,590**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to broker-dealer and clearing organization	$ 87,213
Securities sold, not yet purchased	619
Accounts payable, accrued expenses, and other liabilities	480,752
TOTAL LIABILITIES	**568,584**
Stockholders' Equity	
Common stock: $0.25 par value; authorized 1,000,000 shares; 430,000 shares issued and outstanding	107,500
Additional paid-in capital	2,467,592
Accumulated deficit	(1,339,086)
Total Stockholders' Equity	**1,236,006**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,804,590**

The accompanying notes are an integral part of these financial statements.

HUNTLEIGH SECURITIES CORPORATION

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2009

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Huntleigh Securities Corporation
Clayton, MO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by management and the Board of Directors of Huntleigh Securities Corporation (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Huntleigh Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Huntleigh Securities Corporation's management and Board of Directors are responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the following schedule either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on the matters described in the accompanying schedule. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of Huntleigh Securities Corporation and the applicable regulatory bodies and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLC

February 24, 2010

HUNTLEIGH SECURITIES CORPORATION

Schedule of Procedures and Findings

December 31, 2009

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from copies of the checks paid and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers such as the quarterly FOCUS reports, K.W. Chambers monthly commission invoices, general ledger entries, monthly bank statements and deposit detail, monthly First Clearing Corporation invoices and inventory reports, First Clearing Corporation YTD Commission Analysis by Exchange by Product Firm Summary Reports at 3/31/09 and 12/31/09, and the First Clearing Corporation Firm Clearing Agreement No-Hire Clause, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers such as the quarterly FOCUS reports, K.W. Chambers monthly commission invoices, general ledger entries, monthly bank statements and deposit detail, monthly First Clearing Corporation invoices and inventory reports, First Clearing Corporation YTD Commission Analysis by Exchange by Product Firm Summary Reports at 3/31/09 and 12/31/09, and the First Clearing Corporation Firm Clearing Agreement No-Hire Clause supporting the adjustments, noting no differences.